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Ken Mooso asked a question .
Admin Jun 24 ·

Curious!
I started PersonaFi because I wanted to help more people seek prosperity through investing. After years of speaking to thousands of people about their personal finances, I've concluded that wealth is created through ownership in a company (stock), ownership in real estate, or even your own small business. I've worked with C-level execs and people that made 50k. Lifestyle yes did play a factor but the biggest factor was ownership! Today the news about Peter Thiel had me thinking...Who here would be interested in owning a piece of our community by investing in our company, PersonaFi ??

(Disclosures)
1. This isn't a solicitation at this time but to gauge interest
2. I wouldn't be able to accept an investment offer at this time
3.Anyone's expressed interest isn't an obligation or commitment of any kind.

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Alex Glover
I'm interested

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